PARAMOUNT RESOURCES LTD.
Calgary, Alberta

September 8, 2004

NEWS RELEASE:	PARAMOUNT RESOURCES LTD. UPDATES ITS NORTHWEST TERRITORIES ACTIVITIES

Paramount Resources Ltd. provides the following update on activities in the Fort Liard and Colville Lake areas of the Northwest Territories.

At Fort Liard, Paramount and its partners have completed initial repairs to the wet gas line that connects the M-25 and 2M-25 wells to the Liard production facility. These repairs enabled the stimulation and in-line flow testing of the recently drilled and completed Liard 2M-25 Nahanni well. A five-day flow test was conducted on the 2M-25 well and resulted in raw gas flow rates in excess of 700 103m3/d (25 MMcf/d) with a drawdown of less than 11 percent that was restricted by the tubing and the maximum operating pressures of the test equipment. The 2M‑25 well is currently shut in for buildup.

Work will begin shortly on the Liard M-25 well which has been shut-in since January 2004. A successful workover of the M-25 and 2M-25 wells together with the upgrade to the common facilities will bring both wells back on in early October with added gross production of approximately 35 MMcf/d to the current field production. Paramount is currently reviewing additional wells in the field for potential workover to maximize production from the field. Paramount is also using three-dimensional seismic data over the Nahanni field to identify additional drilling locations within the pool.

Paramount Resources Ltd. as operator of the well and field holds a 46.19 percent working interest. Other partners in the well and field include: Purcell Energy Ltd. (24 percent), Anadarko Canada Ltd. (21 percent), Devon Canada Ltd. (4.9 percent), Canadian Natural Resources Ltd. (2.1 percent), Encana Oil and Gas Partnership and Talisman Energy Canada.

At Colville Lake, north of Norman Wells, Paramount is pleased to announce the results to date from the drilling activity in this area of the Northwest Territories. Paramount and its 50-percent partner, Apache Canada Ltd. (“Apache”), have acquired a significant land base in the area of some 721,497 acres (~77 Alberta townships) which includes a ten-year concession agreement with the local aboriginal people and three federal exploration licenses (EL 399, EL 414 and EL 426). In addition to this land position Paramount holds a 100 percent working interest in 80,608 hectares in EL 424 (~8 Alberta townships).

Paramount and Apache have drilled three wells on the Nogha prospect with very positive results. The three wells reached total depth in Proterozoic basalt between 1,400 and 1,500 metres. The first two wells, Apache Paramount Nogha C-49 and Paramount Apache Nogha M-17, were cased, completed and flow tested as successful Mt. Clark sweet gas wells and are currently shut-in. Post stimulation flow rates in the wells ranged from 3 to 5 MMcf/d.

The third well in the pool, Apache Paramount Nogha B-23, was drilled down structure from the other two wells and approximately ten kilometres to the south. The B-23 well was cased and completed but due to spring break up was not flow tested. Paramount and Apache plan to return to this well in the upcoming winter to perform a production test.

Analysis of the flow and build up data from the first two wells on the Nogha structure is seen as extremely encouraging. McDaniels and Associates have independently reviewed the exploration results to date and have assigned Possible Raw Gas Reserves in the range of 250 Bcf based on a 6,800-hectare area covered by the Nogha C-49 and M-17 wells. The additional information from the B-23 well suggests a potential upside to this estimate. Paramount and Apache are planning additional drilling this coming winter season on the Nogha structure to further delineate the reservoir and to prove up additional reserves.

In the upcoming winter Paramount and Apache plan to drill further exploratory wells targeting the basal Cambrian on EL 414 — Turton Lake and EL 399 — Lac Maunoir. The Lake Maunoir location will be a follow-up to the Lac Maunoir C-34 well that the partners drilled, cased and tested last year. The results of this well were very positive but the companies will not release details of the well at this time for reasons of confidentiality.

Paramount and Apache drilled an additional exploratory well last winter at West Nogha K-14. This well tested a separate structure on the aboriginal concession lands and was cased. Due to spring break up the well was not stimulated or tested. The K-14 well will be evaluated in the upcoming winter season. Based on the positive results so far, Paramount and Apache are investigating several scenarios to bring this gas to market.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada. Paramount’s common shares are listed on the Toronto Stock Exchange under the symbol “POU”.

For further information, please contact:

Paramount Resources Ltd.
C.H. (Clay) Riddell, Chairman and Chief Executive Officer
J.H.T. (Jim) Riddell, President and Chief Operating Officer
Phone: (403) 290-3600
Fax: (403) 262-7994